Filed pursuant to Rule 433
Registration No. 333-225103
April 27, 2021
PRICING TERM SHEET

Issuer:	Indiana Michigan Power Company
Expected Ratings*:	A3 (Stable) by Moody’s Investors Service, Inc. A- (Stable) by S&P Global Ratings, a division of S&P Global Inc. A- (Stable) by Fitch Ratings, Inc.
Designation:	Senior Notes, Series O, due 2051
Principal Amount:	$450,000,000
Maturity:	May 1, 2051
Coupon:	3.25%
Interest Payment Dates:	May 1 and November 1
First Interest Payment Date:	November 1, 2021
Treasury Benchmark:	1.625% due November 15, 2050
Treasury Yield:	2.291%
Reoffer Spread:	T+ 100 basis points
Yield to Maturity:	3.291%
Price to Public:	99.222% of the principal amount thereof
Transaction Date:	April 27, 2021
Settlement Date:	April 29, 2021 (T+2)
Redemption Terms:
Make-whole call:	Prior to November 1, 2050 at a discount rate of the Treasury Rate plus 15 basis points
Par call:	On or after November 1, 2050 at par
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	454889 AU0 / US454889AU09
Joint Book-Running Managers:	Citigroup Global Markets Inc. Mizuho Securities USA LLC RBC Capital Markets, LLC Truist Securities, Inc.

Co-Managers:	Fifth Third Securities, Inc. Huntington Securities, Inc.
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Inc. toll free at 1-800-831-9146 or Mizuho Securities USA LLC toll free at 1-866-271-7403 or RBC Capital Markets, LLC toll free at 1-866-375-6829 or Truist Securities, Inc. toll free at 1-800-685-4786.